SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[ x ]	Form 40-F	[ ___ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ___ ]	No	[ x ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-__________ .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of certain documents presented during a CEO Forum held in Seoul, Korea on January 16, 2003. Such documents pertain to POSCO’s operating results for the end of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date	January 16, 2003	By: /s/ Lee Dong-Hee (Signature)*

		Name:	Lee Dong-Hee
		Title:	General Manager of Finance Management Department